Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

June 29, 2011

BY FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Brian McAllister

Re:	Chindex International, Inc. Form 10-K filed March 16, 2011 File No. 001-33524

Dear Mr. McAllister:

We are counsel to Chindex International, Inc. (the “Company”).  The Company is in receipt of the Commission’s comment letter dated June 27, 2011 with respect to the Company’s Form 10-K filed March 16, 2011.  The comment letter requests the Company’s response within ten business days thereof, which would be Tuesday, July 12, 2011. In light of the fact that certain of the Company’s management team, including its chief financial officer and chief accounting officer, currently are addressing the imminent fiscal quarter-end and related matters, we respectfully request an additional ten business days, until Tuesday, July 26, 2011, within which to respond to the comment letter, by which date the Company notes that it will so respond.  Of course, please feel free to contact me at any time if you have any questions or comments on this request for additional time or any other matter.  Thank you.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

cc:       Lawrence Pemble
Chief Financial Officer
Robert C. Low
Chief Accounting Officer